                                                                   Exhibit 12-A
                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES
                        CALCULATION OF RATIO OF EARNINGS
                                TO FIXED CHARGES
                          (dollar amounts in millions)

                                        First Half                   For the Years Ended December 31
                                       ------------             ------------------------------------------------------------------
                                  1998               1997          1997           1996            1995        1994         1993
                              -----------         ----------    -----------     ----------     -----------  ----------   ---------
Fixed Charges
 Interest expense              $3,301.5            $3,124.8     $  6,268.2      $ 6,235.7       $ 5,987.8   $ 4,226.3    $ 3,699.9
 Rents                             12.7                12.8           26.2           22.2            19.5        16.9         13.0
                               --------            --------     ----------      ---------       ---------   ---------    ---------
  Total fixed charges           3,314.2             3,137.6        6,294.4        6,257.9         6,007.3     4,243.2      3,712.9
Earnings
   Income before income
     taxes                        993.1               962.1        1,806.0        2,240.2         2,327.8     2,335.5      2,147.5
   Less equity in net income/
     (loss) of affiliated
     companies                      0.9                (0.5)           1.0           55.3           255.4       232.5        198.0
   Less minority interest
     in net income of
     subsidiaries                  24.6                28.0           48.4           68.0            65.5        59.3         44.6
                               --------            --------     ----------      ---------       ---------   ---------    ---------
   Earnings before fixed
     charges                   $4,281.8            $4,072.2     $  8,051.0      $ 8,374.8       $ 8,014.2   $ 6,286.9    $ 5,617.8
                               ========            ========     ==========      =========       =========   =========    =========
   Ratio of earnings to
     fixed charges                  1.3                 1.3            1.3            1.3             1.3         1.5          1.5
                               ========            ========     ==========      =========       =========   =========    =========



For purposes of the Ford Credit ratio, earnings include income before income taxes and fixed charges. Income before income taxes of Ford Credit includes the equity in net income of all unconsolidated affiliates and minority interest in net income of subsidiaries. Fixed charges consist of interest on borrowed funds, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).